UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kala Pharmaceuticals, Inc.

File No. 333-218936 - CF#32980

Kala Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 23, 2017.

Based on representations by Kala Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through September 21, 2018
Exhibit 10.8	through September 21, 2018
Exhibit 10.15	through June 2, 2020
Exhibit 10.16	through June 2, 2020
Exhibit 10.17	through June 2, 2020
Exhibit 10.18	through June 2, 2020
Exhibit 10.19	through June 27, 2024
Exhibit 10.20	through January 10, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary